UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-38878

So-Young International Inc.

Tower E, Ronsin Technology Center

Chaoyang District, Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignations of Mr. Min Yu and Mr. Xuejian Li from their Executive Roles

So-Young International Inc. (the “Company”) has received notices of resignations from Mr. Min Yu, who will cease to serve as chief financial officer of the Company, effective October 9, 2022, and Mr. Xuejian Li, who will cease to serve as chief technology officer of the Company, effective October 3, 2022. Mr. Yu’s and Mr. Li’s resignations are due to personal reasons, and they will continue to serve as directors of the Company following their resignations. The Company is grateful for their valuable contributions over the years and wish them all of the best in their future endeavors.

Mr. Xing Jin, the Company’s chief executive officer, will assume the role of interim chief financial officer, effective October 9, 2022, until a new chief financial officer is appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

So-Young International Inc.

	By	:	/s/ Xing Jin
	Name	:	Xing Jin
	Title	:	Chief Executive Officer

Date: September 30, 2022